Exhibit 99.2

MAG Silver Corp. Management’s Discussion & Analysis For the three months ended March 31, 2021 and 2020
Dated: May 17, 2021

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American: MAG www.magsilver.com info@magsilver.com

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2021 and 2020

(expressed in thousands of US dollars except as otherwise noted)

The following Management’s Discussion and Analysis (“MD&A”) focuses on the financial condition and results of operations of MAG Silver Corp. (“MAG”, “MAG Silver” or the “Company”) for the three months ended March 31, 2021 and 2020. It is prepared as of May 17, 2021 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three months ended March 31, 2021 and the audited consolidated financial statements of the Company for the year ended December 31, 2020, together with the notes thereto which are available on SEDAR and EDGAR or on the Company’s website at www.magsilver.com.

All dollar amounts referred to in this MD&A are expressed in thousands of United States dollars (“US$”) unless otherwise stated. The functional currency of the parent, its subsidiaries and its investment in Juanicipio, is the US$.

The common shares of the Company trade on the Toronto Stock Exchange and on the NYSE American Stock Exchange both under the ticker symbol MAG. MAG Silver is a reporting issuer in each of the provinces and territories of Canada and is a reporting “foreign issuer” in the United States of America. The Company believes that MAG was a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, for the 2019 and prior financial years. With the start of the underground production at Juanicipio and the Company’s attributable revenue under the PFIC determination rules, the Company no longer believes it is a PFIC as of the 2020 fiscal year. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s common shares are encouraged to consult their own tax advisers.

Qualified Person

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including assay results and Mineral Resource estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a Certified Professional Geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Dr. Megaw is not independent as he is an officer and a paid consultant of MAG Silver (see ‘Related Party Transactions’ below).

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to MAG’s future oriented financial information are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (collectively “forward-looking statements”). All statements in this MD&A, other than statements of historical facts are forward-looking statements, including statements regarding the anticipated time and capital schedule to production; estimated project economics, including but not limited to, mill recoveries, payable metals produced, production rates, payback time, capital and operating and other costs, Internal Rate of Return (“IRR”), anticipated life of mine, and mine plan; expected upside from additional exploration; expected capital requirements and adequacy of current working capital for the next year; and other future events or developments. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from results projected in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements including, but not limited to, commodities prices; changes in expected mineral production performance; unexpected increases in capital costs or cost overruns; exploitation and exploration results; continued availability of capital and financing; risks related to holding a minority investment interest in the Juanicipio Property; and general economic, market or business conditions. In addition, forward-looking statements are subject to various risks, including but not limited to operational risk; environmental risk; pandemic risks (and COVID-19); political risk; currency risk; capital cost inflation risk; construction delays; that data is incomplete or inaccurate; the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing the 2017 PEA (as defined herein); and market risks. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. MAG Silver does not undertake to provide updates to any of the forward-looking statements in this MD&A, except as required by law.

2

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2021 and 2020

(expressed in thousands of US dollars except as otherwise noted)

Assumptions have been made including, but not limited to, MAG’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican Tax Regime, MAG’s ability to obtain adequate financing, outbreaks or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally. MAG Silver cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. The forward-looking statements in this MD&A speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Note regarding Non-GAAP Measures

This MD&A references a technical report which presents certain financial performance measures, including all in sustaining costs (“AISC”), cash cost and total cash cost that are not recognized or standardized measures under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and therefore may not be comparable to data presented by other silver producers. MAG Silver believes that these generally accepted industry measures are relevant indicators of potential operating performance. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS. This MD&A contains non-GAAP financial performance measure information for a project under development incorporating estimated cost, pricing and other information that will vary over time as the project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial performance measures to GAAP measures.

More information about the Company including its annual information form (“AIF”) and recent financial reports is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) EDGAR website at www.sec.gov.

3

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2021 and 2020

(expressed in thousands of US dollars except as otherwise noted)

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Mineral Resources

This MD&A uses the terms "Indicated Mineral Resources” and “Inferred Mineral Resources".  MAG advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize these terms.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves. In addition, “Inferred Mineral Resources” are Mineral Resources for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. “Inferred Mineral Resources” are based on limited information and have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of “Inferred Mineral Resources” could be upgraded to “Indicated Mineral Resources” with continued exploration.  Under Canadian rules, estimates of Inferred Mineral Resources are considered too geologically speculative to have the economic considerations applied to them to enable them to be categorized as Mineral Reserves and, accordingly, “Inferred Mineral Resources” must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed feasibility or pre-feasibility studies, or in the life of mine plans and cash flow models of developed mines. “Inferred Mineral Resources” can only be used in economic studies as provided under NI 43-101.  Investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists, or is economically mineable.

Currently, there are no Mineral Reserves (within the meaning of NI 43-101) on any of the properties in which the Company has an interest. Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered Mineral Reserves. Although Fresnillo plc (“Fresnillo”) has made statements that “Mineral Reserves” exist at Juanicipio Project, they are not “Mineral Reserves” within the meaning of NI 43-101, and as such, no reliance should exist that they will in fact become “Mineral Reserves” within with meaning of NI 43-101.

1.	DESCRIPTION OF BUSINESS

MAG is an advanced stage development and exploration company, that is focused on the acquisition, development and exploration of high-grade, high-margin, district-scale projects located in the Americas. MAG’s principal asset is a 44% interest in the Juanicipio project (the “Juanicipio Project”) located in Zacatecas state, Mexico, with Fresnillo plc (“Fresnillo”), the project Operator, owning the remaining 56%. A 4,000 tonnes per day (“tpd”) processing facility is being constructed at the Juanicipio Project that is expected to commence commissioning in Q4 2021, and the project is currently processing mineralized development material from the underground mine at a targeted average nominal rate of 16,000 tonnes per month at a nearby processing plant (see ‘Juanicipio Project’ below). MAG also has the right to earn a 100% interest in the Deer Trail Carbonate Replacement-Porphyry Project in central Utah, USA.

Juanicipio Project

MAG owns 44% of Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”), an incorporated joint venture under the laws of Mexico, which owns the high-grade silver Juanicipio Project located in the Fresnillo District, Zacatecas State, Mexico. Fresnillo is the project Operator and holds the remaining 56% of Minera Juanicipio. The geology of the Juanicipio Project consists of high-grade silver-gold-lead-zinc epithermal vein deposits. The principal vein, the Valdecañas Vein, has dilatant zones (bulges) at its east and west extremes and several en echelon vein splays and cross-veins– the term “Valdecañas Vein” is used to refer to this combined vein system. As shareholders of Minera Juanicipio, Fresnillo and MAG jointly approved project mine development on April 11, 2019, and project construction commenced immediately thereafter. In addition, exploration continues on both the Valdecañas Vein system and on other prospective targets within the joint venture property (see ‘Juanicipio Project’ below for a current project update).

4

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2021 and 2020

(expressed in thousands of US dollars except as otherwise noted)

The exploration and development of the Juanicipio Project are all being carried out by the project Operator, Fresnillo, with MAG participating in all board and technical committee meetings as well as ad-hoc meetings as required. Construction of the processing plant is under the guidance of an Engineering, Procurement and Construction Management (“EPCM”) contract entered into with an affiliate of Fresnillo. The Company’s share of project costs is funded primarily by quarterly cash calls through its 44% interest in Minera Juanicipio, and to a lesser extent, incurred directly by MAG to cover expenses related to its own commissioned technical studies and analyses, as well as direct project oversight. Minera Juanicipio is governed by a shareholders’ agreement and corporate by-laws, pursuant to which each shareholder is to provide funding pro-rata to its ownership interest, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the shareholders’ agreement.

In 2017, MAG commissioned AMC Mining Consultants (Canada) Ltd. to prepare a Resource Estimate and Preliminary Economic Assessment for the Juanicipio Project (collectively, the “2017 PEA”), which was completed according to the NI 43-101 Standards of Disclosure for Mineral Projects and announced by the Company on November 7, 2017 (see Press Release of said date), with the MAG Silver Juanicipio NI 43-101 Technical Report (Amended and Restated) filed on SEDAR on January 19, 2018.

The 2017 PEA incorporates major overall project upgrades over prior assessments, highlighted by the delineation and provision for mining of greatly expanded Indicated and Inferred Mineral Resources discovered in the Deep Zone, as defined in the 2017 PEA. The independent estimates of the Mineral Resources of the Juanicipio Project in the 2017 PEA were compiled using exploration data available up to December 31, 2016 and do not include the results of drilling programs undertaken since then (2017-2021) designed to further expand and infill the Deep Zone (see Exploration – Juanicipio Project below). The volume of these new base metal-rich Deep Zone Mineral Resources identified in the 2017 PEA contributed to a significant expansion of project scope and enhancements to most aspects of the mine design. Truck haulage, shaft hoisting, and underground conveying, along with underground crushing of the mineralized rock are all projected to be utilized for delivering the mineralized material to the surface processing plant. As envisioned in the 2017 PEA, the proposed process plant has a planned production rate of 4,000 tpd, and will include a semi-autogenous grinding (“SAG”)/ball mill comminution circuit followed by sequential flotation to produce a silver-rich lead concentrate, a zinc concentrate and a gold-rich pyrite concentrate. The plant and the associated tailings storage facilities are being built on open and flat joint venture owned land just north of the conveyor ramp portal.

Based on the 2017 PEA, MAG views the Juanicipio Project as a robust, high-grade, high-margin underground silver project exhibiting low development risks. While the results of the 2017 PEA are promising, by definition a Preliminary Economic Assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and there is no certainty that Mineral Resources will ever become Mineral Reserves. There can therefore be no certainty that the results in the 2017 PEA will be realized. In addition, the 2017 PEA was commissioned independently by MAG, and not by Minera Juanicipio. Fresnillo is the project operator and the actual development plan and timeline may be materially different from the scope, design and results envisaged in the 2017 PEA (see Juanicipio Project and Risks and Uncertainties below).

5

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2021 and 2020

(expressed in thousands of US dollars except as otherwise noted)

Deer Trail Project

MAG executed an earn-in agreement (the “Agreement”) effective December 20th, 2018 to consolidate and acquire 100% of the historic Deer Trail Mine and surrounding Alunite Ridge area in Piute County, Utah (the “Deer Trail Project”). The counterparties to the Agreement (the “Parties”) contributed their respective Deer Trail claims and property rights to a newly formed company for a 99% interest in the company, with MAG holding the other 1% interest. MAG is the Project Operator and has the right to earn a 100% interest in the company and the Deer Trail Project, with the Parties retaining a 2% NSR. In order to earn in 100%, MAG must make a total of $30 million in escalating annual expenditures ($5,909 expended to March 31, 2021) and $2 million in royalty payments ($300 paid to March 31, 2021), both over 10 years, which commenced December 2018. The combined optional annual commitments do not exceed $2.5 million/year until after 2025. All minimum obligatory commitments under the Agreement have been satisfied (see ‘Exploration and Evaluation Assets’ below).

Deer Trail is a silver-rich Carbonate Replacement Deposit (“CRD”) project potentially related to a Molybdenum-Copper Porphyry system or systems immediately to the west. Consolidating the property package allows MAG to apply its integrated district scale exploration model and apply new technology to the search for an entire suite of mineralization styles expected to occur on the property (see ‘Deer Trail Project’ below).

The combined property package came with decades of information generated through prior exploration programs focused on the historic Deer Trail mine itself, the inferred Porphyry centres and veins scattered throughout the property. These data include: extensive surface and underground geological maps; geochemical sampling results; logs, core and chips from over 20,000 meters of historic drilling; a districtwide airborne magnetic survey; 15 line kilometers of Audio Magneto-Telluric (AMT) geophysics; 2.5 km of U.S. Mine Safety and Health Administration (MSHA) certified underground workings; and an active mining permit. Infrastructure and access to the property are excellent. Disturbances identified by MAG are being proactively remedied and reviewed by governmental regulators, leaving no significant environmental legacy issues.

Cinco de Mayo Project

A full impairment was recognized on the Cinco de Mayo property in Mexico in prior years, although the concessions are still maintained in good standing.

2.	HIGHLIGHTS – MARCH 31, 2021 & SUBSEQUENT TO THE QUARTER END

OPERATIONAL

✓	Batch processing of mineralized material from development headings through the nearby Fresnillo plant continues at a targeted average nominal rate of 16,000 tonnes per month.

✓	Since August 2020, 108,254 tonnes have been processed, expected to:
•	contribute cash-flow to offset some of the initial project capital; and
•	significantly speed up project ramp-up due to the de-risking of Juanicipio’s metallurgical performance.

6

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2021 and 2020

(expressed in thousands of US dollars except as otherwise noted)

✓	As reported by the operator Fresnillo, the Juanicipio plant is expected to commence commissioning in Q4 2021, reaching 40 to 50% of its 4,000 tpd nameplate capacity by the end of 2021 and reaching 90 to 95% of its nameplate capacity in 2022.

✓	During Q1 2021, on a 100% basis:

•	36,395 tonnes of mineralized material processed through the Fresnillo plant;
•	40% higher silver head grade (458 grams per tonne (“g/t”)) than the material processed in 2020 (328 g/t); and
•	431,188 payable silver ounces, 631 payable gold ounces, 137 tonnes of lead and 199 tonnes of zinc sold.

✓	Pre-commercial production sales of $10,085 (net of treatment and processing costs) on a 100% basis less $1,886 in mining and transportation costs, netting $8,199 that was recorded as gross profit by the Juanicipio Joint Venture in Q1 2021.

✓	Positive progress was achieved during the quarter on the construction of the 4,000 tpd Juanicipio processing plant and civil works. Mechanical installation of the major processing equipment is nearly complete, and the construction is focused on completing the building envelope along with pipework and electrical/instrumentation installation.

✓	Mechanical completion of the SAG and ball mills expected in Q2 2021.

✓	A regularly updated photo gallery of construction progress at Juanicipio is available at https://magsilver.com/projects/photo-gallery/#photo-gallery.

✓	Underground development at Juanicipio is now over 37 km (23 miles) with preparation of the first production stope complete.

✓	Juanicipio capex is estimated at $440,000 (100% basis) as of January 1, 2018, less approximately $272,000 in development expenditures incurred from then to March 31, 2021 leaving approximately $168,000 of remaining initial capital on a 100% basis (MAG’s 44% estimated at $73,920) as at March 31, 2021. The cash required will be reduced by:

•	Existing cash held in Minera Juanicipio as at March 31, 2021 ($3,067 on a 100% basis); and
•	Expected cashflow generated from mineralized material being processed through the Fresnillo plant up until the Juanicipio plant commences commissioning in Q4 2021.

✓	A further 16,771 tonnes of development material were processed in April 2021.

EXPLORATION

✓	In spite of temporary COVID-19 restrictions established by the Mexican Government in 2020, the full Juanicipio 2020 exploration program was completed as planned in 2020, drilling 33 holes and 27,900 metres. Full assays expected in Q2 2021.

7

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2021 and 2020

(expressed in thousands of US dollars except as otherwise noted)

✓	The 2021 Exploration program for Juanicipio is budgeted at $6 million on a 100% basis, to be evenly allocated between continued step-out and infill drilling of the Valdecañas Vein System (including independent targeting of the Venadas Vein family and the Anticipada Vein) and three principal target areas elsewhere in the Joint Venture ground.

✓	Deer Trail Project in Utah - Phase I drilling commenced in November, 2020 and is expected to be completed in Q2 2021 (assays and interpretations pending).

COVID-19

✓	Juanicipio operator, Fresnillo, has implemented a range of safety measures and monitoring procedures, consistent with World Health Organization and Mexican Government COVID-19 directives.

✓	In Q1 2021, Fresnillo, as operator, reported that commissioning of the Juanicipio processing plant is presently expected to commence in Q4 2021, a few months later than previously reported as some infrastructure contracts were delayed due to COVID-19 and COVID-19-related preventive measures implemented at site.

LIQUIDITY AND CAPITAL RESOURCES

✓	As at March 31, 2021, MAG held cash and cash equivalents of $92,844 while Minera Juanicipio had cash on hand on a 100% basis of $3,067.

CORPORATE

✓	Company continues to refresh its board, with the appointment of two new directors in Q1 2021:

•	Appointed Susan Mathieu on January 13, 2021. Ms. Mathieu has more than twenty-five years of international mining experience encompassing due diligence, exploration, project development, permitting, construction and operational positions. Her mining experience covers the full spectrum from mine-site to corporate leadership roles in governance, environment, sustainability, community, health and safety, compliance and risk management programs and strategies. Prior to joining the MAG board, Ms. Mathieu was the Vice President, Environment and Sustainability with NexGen Energy, and previously held senior positions with Placer Dome, Falconbridge, Centerra Gold and Golder Associates.

•	Appointed Tim Baker on March 31, 2021. Mr. Baker has substantial experience in operating international mines and projects. He was Executive Vice President and Chief Operating Officer of Kinross Gold Corporation prior to retiring in 2010. Prior to joining Kinross, he was with Placer Dome, where he held several key roles including Executive General Manager of Placer Dome Chile, Executive General Manager of Placer Dome Tanzania and Senior Vice President of the copper producing Compañia Minera Zaldivar. Mr. Baker is currently Chair of Golden Star Resources, a director of Sherritt International Corp. and serves on the Triple Flag Precious Metals Corp. Advisory Board. Mr. Baker has previously been a director on the boards of Augusta Resources Corp., Antofagasta PLC, Eldorado Gold Corp., Rye Patch Gold (later Alio Gold) and Pacific Rim Mining Corp.

8

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2021 and 2020

(expressed in thousands of US dollars except as otherwise noted)

•	At the time Tim Baker was appointed, Richard Clark resigned from the board to focus on other professional responsibilities.

3.	JUANICIPIO PROJECT

Total Juanicipio Project expenditures incurred and capitalized directly by Minera Juanicipio (on a 100% basis) for Q1 2021 amounted to approximately $51,525 (Year 2020: $120,757). Of the total expenditures $50,354 (Year 2020: $115,937) are development expenditures and the remaining $1,171 (Year 2020: $4,820) are exploration expenditures. Gross profit (sales less cost of sales) from underground mine production for Q1 2021 totaled $8,199 (Q1 2020: N/A) on a 100% basis (see ‘Underground Mine Production – Juanicipio Project’ below).

UNDERGROUND MINE PRODUCTION – Juanicipio Project

Mineralized material from development is being batch processed, refined and sold on commercial terms at a targeted rate of 16,000 tonnes per month at the nearby Fresnillo plant twelve kilometres away. The resulting concentrate is treated in Torreon, Coahuila. This preproduction toll processing is expected to continue until the Juanicipio plant commences commissioning in Q4 2021 (see Processing Plant Construction and Commissioning below). The actual amount of material processed on a monthly basis may vary due to the variability of mineralization encountered in the development headings from month to month.

The first processing of mineralized development material commenced in August 2020, and through December 2020, a total of 71,859 tonnes of mineralized development material were processed. A further 36,395 tonnes were processed in Q1 2021 for a total of 108,254 tonnes to date, realizing commercial and operational de-risking opportunities for the joint venture.

The average silver head grade for the development material processed in Q1 2021 was 458 g/t (a 40% increase in silver head grade compared to the 328 g/t for development material processed in 2020). Total sales from the tonnes processed in Q1 2021, on a 100% basis, were 431,188 payable silver ounces, 631 payable gold ounces, 137 tonnes of lead and 199 tonnes of zinc. Provisional sales, net of processing and treatment costs totaled $10,085, and further costs incurred (including an applied mining cost and transportation costs) totaled $1,886 for a gross profit of $8,199 (see Table 1 below). The sales and treatment charges for tonnes processed in Q1 2021 were recorded on a provisional basis and will be adjusted based on final assay and pricing adjustments in accordance with the offtake contracts. Processing details are summarized in Table 1 below.

Table 1: Q1 2021 Development Material Processed at Fresnillo’s Processing Plant (100% basis)

	Quantity	Average Per Unit	Amount	Q1 2020 (1)
Silver (oz)(per oz)	431,188 ounces	$25.87	$11,157	-
Gold (oz)(per oz)	631 ounces	$1,728.59	$1,090	-
Lead (tonnes)(per lb)	137 tonnes	$0.88	$ 267	-
Zinc (tonnes)(per lb)	199 tonnes	$1.27	$ 555	-
Treatment and refining charges (“TCRCs”) and other processing costs			$(1,838)	-
Provisional sales adjustment related to 2020 sales (2)			$(1,146)	-
Net Sales			$10,085	-
Mining and transportation costs			$(1,886)	-
Gross Profit			$8,199	-

(1) Underground mine production of development material commenced in August of 2020, so there are no comparable Q1 2020 results.

(2) Provisional sales for 2020 were finalized in Q1 2021 resulting in negative adjustment to net sales revenue of $1,146.

9

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2021 and 2020

(expressed in thousands of US dollars except as otherwise noted)

By bringing forward the start-up of the underground mine and processing mineralized development material at the Fresnillo plant, in advance of commissioning the Juanicipio plant, MAG and Fresnillo expect to secure several positive outcomes for the Juanicipio Project:

•	generating cash-flow from production to offset some of the cash requirements of the initial project capital;
•	de-risking the flotation process through a better understanding of the metallurgical characteristics and response of the Juanicipio mineralization;
•	increased certainty around the geological block model prior to start-up of the processing plant; and
•	allowing a faster and more certain ramp-up to the nameplate 4,000 tpd plant design.

PROCESSING PLANT CONSTRUCTION AND COMMISSIONING – Juanicipio Project

Construction plans for the 4,000 tpd processing plant commenced immediately after the formal project approval in April 2019. Basic engineering was completed during 2019 and, detailed engineering is now substantially complete. Development and construction of surface infrastructure facilities (power lines, access roads, auxiliary buildings, etc.) had already begun prior to the formal project approval in 2019 and is ongoing. In Q1 2021, further positive progress was achieved on the construction of the Juanicipio processing plant and civil works. The plant foundations were completed, with plant fabrication continuing. The SAG and ball mills are now installed, and their mechanical completion is expected in Q2 2021. The lead and zinc flotation cell lines have been installed and are being connected to the hydraulic circuit. Construction of the initial tailings storage facility has also begun.

Fresnillo, as operator, recently reported that commissioning of the Juanicipio processing plant is expected to commence in Q4 2021. The Juanicipio plant is expected to reach 40 to 50% of the nameplate 4,000 tpd capacity by the end of 2021 and 90-95% in 2022. In contrast, the 2017 PEA originally envisioned ramp-up to full production over 3 years after commissioning of the processing plant.

A regularly updated photo gallery of construction progress at Juanicipio is available at https://magsilver.com/projects/photo-gallery/#photo-gallery.

UNDERGROUND DEVELOPMENT – Juanicipio Project

Access to the mine is via twin underground declines that extend to the top of mineralization in the Valdecañas Vein. From the top of mineralization, the upper footwall haulage/access drift has been driven the length of the vein and three internal spiral production ramps are being extended from it to depth in the footwall of the mineralized envelope (vein). The three spiral ramps are situated behind the mineralized envelope to provide access to stopes within the vein and allow a planned mining rate of 4,000 tpd. Initial cross-cuts through the vein have been made from a number of points along the footwall ramps. Most expose well-mineralized vein and this initial development indicates that the grade and width of the mineralization is in line with previous drillcore-based estimates. As discussed above, the mineralized material encountered in these developments is being processed at the nearby Fresnillo processing plant (see Underground Mine Production above).

10

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2021 and 2020

(expressed in thousands of US dollars except as otherwise noted)

Mineralized material from mining of the vein will be conveyed to an underground crushing station (already excavated) and crushed underground. The crushed material will be trucked to the flotation plant until the conveyor is completed in 2022. When the conveyor is completed, the crushed mineralized material will be conveyed directly from the underground crushing station to the process plant area via a third ramp to the surface - the underground conveyor ramp. The conveyor ramp is approaching 71% completion and is being driven both from the surface and from the underground crushing chamber. This ramp will also provide access to the entire Valdecañas underground mining infrastructure and serve as a fresh air entry for the ventilation system. As well, the long-term mine ventilation system is nearing completion, with both main ventilation shafts completed and presently being linked up to the main ventilation level of the underground infrastructure.

Total underground development to date is now over 37 km (23 miles), including 2.6 km (1.6 miles) completed in the quarter ended March 31, 2021. Underground mine infrastructure is well advanced and development continues to focus on:

•	advancing the three internal spiral footwall ramps to be used to further access the full strike length of the Valdecañas Vein system;
•	making additional cross-cuts through the vein and establishing the initial mining stopes (first production stope has been completed);
•	finalizing construction of the underground crushing system, underground warehouse, fuel storage and pumping station;
•	advancing the underground conveyor ramp to and from the planned surface processing facility from both faces; and,
•	integrating additional ventilation and other associated underground infrastructure.

PROJECT CAPITAL (“CAPEX”) – Juanicipio Project

In the first quarter of 2020, Fresnillo and MAG jointly announced an update to the initial capex required for the project (see Press Release dated February 24, 2020). The capex or pre-operative project capital cost on a 100% basis, as estimated from January 1, 2018 was revised to $440,000 from $395,000, to reflect additional expenditures incurred by Minera Juanicipio on the underground development and bringing forward the full construction costs for the life-of-mine ventilation shafts, as well as some sustaining capital to facilitate the early underground mine start.

The initial capital already expended from January 1, 2018 to March 31, 2021 is approximately $272,000 leaving an estimated $168,000 of remaining initial capital (MAG’s 44% estimated remaining share is $73,920 as at March 31, 2021). This remaining funding requirement will be reduced by both: existing cash held in Minera Juanicipio as at March 31, 2021 ($3,067 on a 100% basis); and, expected cash flows generated from mineralized development material processed at an average nominal rate of 16,000 tonnes per month through the Fresnillo processing plant until the Juanicipio plant is commissioned (see Underground Mine Production above and Liquidity and Capital Resources below).

EXPLORATION – Juanicipio Project

Most of the Juanicipio property remains unexplored with many untested exploration targets still to be pursued by the joint venture. Exploration drilling in recent years has been primarily designed to both convert the Inferred Mineral Resources included in the Deep Zone into Indicated Mineral Resources, and to further trace the Deep Zone laterally and to depth.

11

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2021 and 2020

(expressed in thousands of US dollars except as otherwise noted)

2020 Exploration Program

After a temporary COVID-19 exploration halt imposed by the Mexican Government in 2020, full exploration drilling at Juanicipio resumed in May of 2020 with five rigs, including three dedicated to Devico directional drilling. Drilling was focused on continued step-out and infill drilling of the Valdecañas Deep Zone.  Holes were also directed at the Anticipada Vein and NE-trending Venadas Vein family targeting them independently from the Valdecañas Vein. Despite the temporary COVID-19 restriction noted, the full Juanicipio 2020 drilling program was completed as planned in 2020, comprising a total of 33 drill holes and 27,900 metres. Full assays are expected in Q2 2021.

An approved 2021 Juanicipio exploration program is currently in progress at Juanicipio (see Outlook below).

Quality Assurance and Control: The samples (half core) are shipped directly in security-sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or another recognized lab). The remaining half core is placed back into the core boxes and is stored on site with the rest of the drill hole core in a secured core storage facility. The bulk reject is subsequently sent to the Center for Investigation and Technical Development (“CIDT”) of Peñoles in Torreon, Coahuila State, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

COVID-19 – Juanicipio Project

The Juanicipio Project operator, Fresnillo, continues to closely monitor the spread of the virus and has implemented a range of safety measures in accordance with the World Health Organization and Mexican Government guidelines. These include stringent monitoring & hygiene, temperature screening and social distancing. Testing and contact tracing have been used to identify potential cases and prevent the spread of the virus. Fresnillo maintains an open dialogue with government officials at both the Federal and local level.

As noted above, according to Fresnillo the commissioning timetable was deferred a few months to Q4 2021 as some infrastructure contracts were delayed due to COVID-19 related restrictions as well as preventive measures put into place. The further impact of this pandemic could create or include significant COVID-19 specific costs, volatility in the prices for silver and other metals, further restrictions or temporary closures, additional travel restraints, supply chain disruptions and workforce interruptions, including loss of life. Depending on the duration and extent of the impact of COVID-19, this could materially impact the Company’s financial performance, cash flows and financial position, and could result in material changes to the costs and time for the completion of development at Juanicipio. The total amount that the Company is required to finance in order to maintain its proportionate ownership in the project may increase from these and other consequences of the COVID-19 outbreak. See ‘Virus outbreaks may create instability in work markets and may affect the Company’s Business’ in ‘Risk and Uncertainties’ below.

4.	DEER TRAIL PROJECT

The Deer Trail Project includes 111 patented and 682 unpatented claims (approximately 5,600 Ha) encompassing the historic Deer Trail Mine and the adjoining Alunite Ridge area in Piute County, Utah. The Deer Trail Project displays and satisfies MAG’s top criteria when exploring for large CRD systems, specifically: the presence of high silver grades; location on a deep-penetrating regional-scale fault known to host major CRD-family deposits; location at the top of a thick section of favorable host rocks; and an identifiable plumbing network of faults and mineralization (see Press Release September 10, 2020).

12

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2021 and 2020

(expressed in thousands of US dollars except as otherwise noted)

MAG’s exploration focus is to seek the source of the historically mined high-grade Silver-Lead-Zinc-Copper-Gold Deer Trail manto in the thick section of high-potential limestone host (Redwall Limestone) that regional mapping indicates lies just below the interlayered sedimentary and limestone sequence that hosts the Deer Trail mine. This involves: verifying the presence of those potentially more favorable host rocks at depth; projecting the feeder structures of the known CRD mineralization to depth into these inferred underlying limestone host rocks; and seeking large-scale silver-rich massive sulfide replacements and potentially mineralized skarn in them. This program is well advanced with Phase I drilling having commenced in November 2020 and a deep-looking underground 2-D seismic survey completed in October 2020 to assist in determining projected depth and geometry of the inferred favorable host rocks. The underground seismic survey results are being processed to help refine final drill hole angles and depths for subsequent holes in the Phase I drill program.

Phase I drill program (Q4 2020 - Q2 2021)

With drill roads completed and drill pads fully permitted, in November 2020 MAG commenced a $2,300 6,000 metre Phase I surface-based core drilling program. Initial targets were derived within Leapfrog Geo® by integrating vast new technical data acquired over 2019 - 2020 and the large inherited historic data set into MAG’s CRD exploration model. Due to difficult near-surface drilling conditions that entailed unanticipated costs, the program will be approximately 4,500 metres when completed in Q2 2021.  Deviation/directional drilling is being considered for on-going drilling to eliminate/minimize these costs going forward.

Phase I drilling priorities include:

1)	Proving up the presence of, and determine the depth to, the Redwall Limestone;
2)	Tracing the known steep-dipping feeder structures that fed the mine mineralization to depth into the Redwall Limestone;
3)	Determining the direction towards the mineralizing intrusive unit(s) responsible for the high-grade replacement mineralization within and surrounding the Deer Trail Mine; and,
4)	Seeking massive sulfide mineralization and mineralized skarn at depth and more proximal to the mineralizing intrusive controlled by the above.

Phase I drilling is expected to be completed during Q2 2021 with assays and interpretations expected shortly thereafter.

COVID-19: Deer Trail Project

Safety is one of MAG’s key core values and MAG has implemented strict COVID-19 protocols for the Deer Trail Project in line with guidance from governmental public health agencies. The Company established its COVID-19 response plan for Deer Trail in June 2020 with safety measures that include mandatory mask use, COVID-19 testing for contractors and employees prior to returning to site, temperature screening, employee health surveys, antibody rapid tests for team members to track exposure and social distancing. The Company continues to monitor the Utah Center for Disease Control and World Health Organization recommendations, updating the protocols in September 2020 and again in early January 2021. These updates include additional controls for positive result cases and a safe return to the workplace plan (post COVID-19). Most project employees and contractors have now been fully vaccinated.

13

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2021 and 2020

(expressed in thousands of US dollars except as otherwise noted)

5.	OUTLOOK

MAG’s principal focus is the successful development of the Juanicipio Project and to further explore the Juanicipio property. The Company continually looks to enhance its project portfolio by evaluating new projects and through successful exploration of its current property holdings. However, MAG continues to execute its business plan prudently, with on-going project evaluations focusing primarily on potential high-grade, high-margin, district-scale opportunities.

Minera Juanicipio

Under the terms of an EPCM agreement, Fresnillo and its affiliates are overseeing the construction of the Juanicipio 4,000 tpd processing plant and associated surface and underground infrastructure. The Juanicipio processing plant is expected to commence commissioning in fourth quarter 2021 reaching 40 to 50% of nameplate capacity by the end of 2021 and achieving 90 to 95% of nameplate capacity in 2022. An Operator Services agreement has been finalized which will become effective upon initiation of commercial production. Both lead and zinc concentrate off-take agreements have been executed by Minera Juanicipio with Met-Mex Peñoles, S.A. De C.V., under which both concentrates are being treated at benchmark market terms in Torreón, Mexico.

During Q1 2021, further positive progress was made on construction of the flotation plant and other surface infrastructure. The plant foundations were completed with plant fabrication continuing. SAG and ball mills are now installed with their mechanical completion expected in Q2 2021. The lead and zinc flotation cell lines have been installed and are being connected to the hydraulic circuit. Underground development to date at Juanicipio is now over 37 km (23 miles) with access to the upper portion of the resource now achieved. Underground development priorities include continuing advance of the three internal spiral footwall production ramps designed to access the full strike length of the Valdecañas Vein system. Initial development indicates that the grade and width of the vein are in line with previous drilling-derived estimates, and preparation of the first production stope is complete.

Underground mine production from Juanicipio commenced in August 2020 ahead of the original schedule. Since then, 71,859 tonnes of mineralized development material with a silver head grade of 328 g/t were successfully processed through the Fresnillo plant through December 2020, and a further 36,395 tonnes processed in Q1 2021 (see Underground Mine Production above). Mineralized material from the mine is expected to be processed at a targeted average rate of 16,000 tonnes per month at the Fresnillo plant facility (100% owned by Fresnillo) until the Juanicipio plant is commissioned in Q4 2021. The actual amount of material processed on a monthly basis may vary due to the variability of mineralization encountered in the development headings from month to month. During April 2021, a further 16,771 tonnes of development material were processed.

The COVID-19 pandemic has had a material impact on the global economy, the scale and duration of which remain uncertain. The impact of this pandemic could include significant COVID-19 specific costs, volatility in the prices for silver and other metals, project development and mining restrictions or temporary closures, travel restraints, supply chain disruptions and workforce and contractor interruptions, including possible loss of life. These and other COVID-19 impacts could result in an increase in the total amount that the Company is required to finance in the project (see ‘Virus outbreaks may create instability in work markets and may affect the Company’s Business’ in ‘Risk and Uncertainties’ below).

14

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2021 and 2020

(expressed in thousands of US dollars except as otherwise noted)

According to Fresnillo, the Juanicipio development is expected to create approximately 2,750 jobs during construction and 1,720 jobs once at full production, with potential to scale-up operations in the future beyond 4,000 tpd.

On the exploration front, the Juanicipio 2020 exploration program was completed as planned in 2020, comprising a total of 33 drill holes and 27,900 metres drilled. Full assays are expected in Q2 2021.

The 2021 Exploration program for Juanicipio is budgeted at $6 million, to be evenly allocated between continued step-out and infill drilling of the Valdecañas Vein System (including independent targeting of the Venadas Vein family and the Anticipada Vein) and three principal target areas elsewhere in the Joint Venture ground. Drilling of the Valdecañas Vein System began in January 2021 with four drill rigs (all assays pending), with a fifth expected mid-year depending on crew availability. Three of the drill rigs remain dedicated to Devico directional drilling.  Permit applications for drilling the outlying targets have been submitted or are in the process of being generated pending surface access arrangements. Meanwhile, detailed mapping and sampling of these targets is underway. All aspects of the exploration work continue to be done under strict COVID-19 protocols.

Deer Trail

Phase I surface-based core drilling program is approximately 70% complete at March 31, 2021, and is expected to be completed during Q2 2021 with assays and interpretations expected shortly thereafter. Follow-up Phase II drill targeting is being planned as interpretation of the incoming core and draft lab results are incorporated into the district geological model. Other highly prospective areas of the large property package are also being considered for further exploration and subsequent drill testing.

6.	INVESTMENT IN JUANICIPIO

Minera Juanicipio

Minera Juanicipio is the corporate entity through which MAG Silver records and holds its Investment in Juanicipio (see Notes 2(b) and 6 in the unaudited condensed interim consolidated financial statements of the Company as at March 31, 2021). The company’s investment relating to its interest in Minera Juanicipio is detailed as follows for the three months ended March 31, 2021 and the year ended December 31, 2020:

	March 31,	December 31,
	2021	2020
Joint venture oversight expenditures incurred 100% by MAG	$86	$568
Interest earned on advance to Minera Juanicipio	(414)	(567)
Cash contributions to Minera Juanicipio (1)	-	63,712
Total for the period	(328)	63,713
Equity pick up of current income for the period	632	2,214
Balance, beginning of period	202,570	136,643
Balance, end of period	$202,874	$202,570

(1)	Subsequent to March 31, 2021, the Company advanced $23,716 to Minera Juanicipio representing 44% of a $53,900 cash call to fund process plant construction and further underground development of the Juanicipio property.

15

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2021 and 2020

(expressed in thousands of US dollars except as otherwise noted)

During the three months ended March 31, 2021, the Company incurred Juanicipio oversight expenditures of $86 (December 31, 2020: $568) and made no joint venture cash advances to Minera Juanicipio until after the quarter end (December 31, 2020: $63,712) – see ‘Subsequent Events’ below.

A portion of the Investment in Juanicipio is in the form of interest-bearing shareholder loans. The interest accrued within Minera Juanicipio was capitalized to ‘Mineral Interests, plant and equipment’ and the interest recorded by the Company on the loan totaling $414 for the period ended March 31, 2021 (December 31, 2020: $567) was credited to the Investment in Juanicipio account as an eliminating related party entry.

In the three months ended March 31, 2021, MAG recorded an equity income pick-up of $632 from its Investment in Juanicipio (March 31, 2020: $4,687 equity loss pick-up) as outlined in Table 2 below.

Table 2: MAG’s Equity Pick-up from Minera Juanicipio

	March 31, 2021	March 31, 2020
Gross Profit from processing development material (see Underground Mine Production – Juanicipio Project above)	$8,199	Nil(1)
Administrative expenses	$ (368)	Nil
Interest and foreign exchange loss	$(1,075)	$(3,875)
Net Income (Loss) before tax	$6,756	$(3,875)
Income tax expense (including deferred income tax)	$(5,320)	$(6,776)
Net Income (Loss) for the period (100% basis)	$ 1,436	$(10,651)
MAG’s 44% equity pick-up	$ 632	$(4,687)

(1) Underground mine production of development material commenced in August of 2020, so there are no comparable Q1 2020 results.

7.	EXPLORATION AND EVALUATION ASSETS

Option Earn-in Project

In 2017, the Company entered into an option earn-in agreement with a private group whereby the Company can earn up to a 100% interest in a prospective land claim package. To March 31, 2021, the Company has incurred $8,244 in exploration expenditures on the property and there are no further exploration funding requirements under the agreement. However, to earn a 100% interest in the property package, the Company must make remaining cash or share payments of $100 and $150 on or before the fourth and fifth annual anniversaries of the agreement, at which time the vendors will retain a 2% net smelter returns royalty (“NSR”).

Deer Trail Project

In 2018, the Company entered into an option agreement with another private group whereby MAG has the right to earn 100% ownership interest in a company which owns the Deer Trail project in Utah. MAG paid $150 upon signing the agreement and another $150 in October 2020. To earn 100% interest in the property, MAG must make remaining cash payments of $1,700 over the next 8 years and fund a cumulative of $30,000 of eligible exploration expenditures ($5,909 incurred to March 31, 2021) by 2028. Upon MAG’s 100% earn-in, the vendors will retain a 2% NSR.

16

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2021 and 2020

(expressed in thousands of US dollars except as otherwise noted)

Cinco de Mayo Project

A full impairment was recognized on the Cinco de Mayo property in Mexico in prior years, although the concessions are still maintained in good standing.

8.	REVIEW OF FINANCIAL RESULTS

Three months ended March 31, 2021 vs. Three months ended March 31, 2020

	March 31,	March 31,
	2021	2020
EXPENSES
Accounting and audit	$96	$69
Amortization	29	30
Filing and transfer agent fees	257	235
Foreign exchange gain	(48)	(5)
General office expenses	359	205
Legal	82	141
Management compensation and consulting fees	692	474
Mining taxes and other property costs	7	7
Share based payment expense	1,193	478
Shareholder relations	60	111
Travel	5	46
	2,732	1,791
Interest income	85	274
Equity pick up from Investment in Juanicipio	632	(4,687)
Loss for the period before income tax	$(2,015)	$(6,204)

Deferred income tax expense	(1,647)	(8,694)
Loss for the period	$(3,662)	$(14,898)

The Company’s net loss for the three months ended March 31, 2021 amounted to $3,662 (March 31, 2020: $14,898).

Share-based payment expense (a non-cash item) recorded in the three months ended March 31, 2021 increased to $956 (March 31, 2020: $365) and is determined based on the fair value of equity incentives granted and vesting in the period. The increase is primarily due to the timing of equity grants in December 2020 while the December 2019 equity grants were delayed because of an imposed blackout at the time they would have otherwise been granted. In addition, the Company recognized share-based payment expense of $237 for DSUs granted or accrued at March 31, 2021 (March 31, 2020: $113) issued to two new directors of the Company. In the three months ended March 31, 2021, the Company granted 50,000 stock options (March 31, 2020: 341,448), 10,000 restricted share units (“RSUs”) (March 31, 2020: 39,063) and no performance share units (“PSUs”) (March 31, 2020: 83,940) under its equity compensation plans. As well, the Company granted 5,709 DSUs (March 31 2020: 10,013) as an initial grant to a new director of the Company. No additional DSUs (March 31, 2020: 6,358) in lieu of cash retainer and meeting fees were granted to directors in the quarter as the Company was in an imposed blackout at the time they would have otherwise been granted.

17

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2021 and 2020

(expressed in thousands of US dollars except as otherwise noted)

General office expenses increased to $359 (March 31, 2020: $205) in the three months ended March 31, 2021 as insurance costs increased significantly over the prior period. Management compensation and consulting fees increased to $692 (March 31, 2020: $474) due to recruiting fees for a new director, the use of a consultant in the quarter, and an additional staff member. Other expenses incurred during the three months ended March 31, 2021 included accounting and audit of $96 (March 31, 2020: $69), amortization of $29 (March 31, 2020: $30), filing & transfer agent fees of $257 (March 31, 2020: $235), foreign exchange gain of $48 (March 31, 2020: $5), legal expense of $82 (March 31, 2020: $141), mining taxes and other property costs of $7 (March 31, 2020: $7), shareholder relations expenses of $60 (March 31, 2020: $111) and travel of $5 (March 31, 2020: $46), and were all either comparable with the prior year’s expense or declined during the period in line with certain reduced business activities in response to the COVID-19 pandemic.

Interest income earned by MAG on its cash and cash equivalents decreased to $85 (March 31, 2020: $274) during the three months ended March 31, 2021 primarily due to lower interest rates available in 2021. MAG recorded a 44% equity income pick-up of $632 (March 31, 2020: $4,687 equity loss pick-up) from Minera Juanicipio which included MAG’s 44% share of income from the sale of pre-production development material (see ‘Underground Mine Production’ and ‘Investment in Juanicipio’ above). MAG recorded a deferred income tax expense of $1,647 for the three months ended March 31, 2021 (March 31, 2020: $8,694) related to the weakening of the Mexican peso during the quarter relative to the U.S. dollar.

Other Comprehensive Loss:

	March 31,	March 31,
	2021	2020
Loss for the period	$(3,662)	$(14,898)

OTHER COMPREHENSIVE LOSS :
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on equity securities	(3,323)	(651)
Net of deferred tax benefit	451	-

Total comprehensive loss	$(6,534)	$(15,549)

In Other Comprehensive Loss during the three months ended March 31, 2021, MAG recorded an unrealized mark-to-market loss of $2,872 (net of $451 deferred tax benefit) (March 31, 2020: $651) on equity securities held.

9.	SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under IFRS (expressed in US$000’s except Net (Loss) Income per Share):

18

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2021 and 2020

(expressed in thousands of US dollars except as otherwise noted)

Quarter Ending	Revenue (1)	Net (Loss) Income (2)	Net (Loss) Income per Share
March 31, 2021	$85	$(3,662)	$(0.04)
December 31, 2020	$120	$6,593	$0.07
September 30, 2020	$133	$(89)	$0.00
June 30, 2020	$110	$1,297	$0.01
March 31, 2020	$274	$(14,898) (3)	$(0.17)
December 31, 2019	$412	$(1,018)	$(0.01)
September 30, 2019	$589	$(2,005)	$(0.02)
June 30, 2019	$782	$(961)	$(0.01)

Notes:

(1)	The Company’s only source of revenue during the quarters listed above was interest earned on cash, cash equivalents and term deposits. The amount of interest revenue earned correlates directly to the amount of cash, cash equivalents and term deposits on hand during the period referenced and prevailing interest rates at the time. Pre-production sales earned in the Juanicipio Joint Venture where MAG owns 44%, is recognized through MAG’s equity pick-up from its Investment in Juanicipio (see ‘Investment in Juanicipio’ above) and is included above and reflected in net (loss) income beginning in the quarter ended September 30, 2020.

(2) Net (loss) income by quarter is often materially affected by the timing and recognition of large non-cash expenses (specifically share-based payments, exploration and evaluation property impairments, and deferred tax changes) as discussed above when applicable in “Review of Financial Results.”

(3) The net loss for the quarter ended March 31, 2020 includes the deferred tax effects of a significant devaluation of the Mexican peso against the US dollar (from 18.87 Pesos/US$ on December 31, 2019 to 24.29 on March 31, 2020), and the resulting devaluation of certain tax assets denominated in Mexican Pesos.

10.	CASH FLOWS

The following table summarizes MAG Silver’s cash flow activities for the three months ended March 31, 2021:

	March 31,	March 31,
	2021	2020
Operations	$(1,475)	$(1,014)
Changes in non-cash working capital	(1,447)	(602)
Operating activities	(2,922)	(1,616)
Investing activities	1,647	(470)
Financing activities	52	90

Effects of exchange rate changes on cash and cash equivalents	59	(37)

Change in cash and cash equivalents during the period	(1,164)	(2,033)

Cash and cash equivalents, beginning of period	94,008	72,360
Cash and cash equivalents, end of period	$92,844	$70,327

19

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2021 and 2020

(expressed in thousands of US dollars except as otherwise noted)

Operating Activities

During the three months ended March 31, 2021, MAG used $1,475 in cash for operations before changes in non-cash working capital, compared to $1,014 in the three months ended March 31, 2020. More cash was expended in operations in the three months ended March 31, 2021 than the comparable period, primarily because of a higher insurance costs, and management compensation and consulting fees, and because of lower interest income earned in the quarter compared to the prior period, all as described in ‘Review of Financial Results’ above. MAG’s non-cash working capital (accounts receivable, prepaid expenses less trade and other payables) in the three months ended March 31, 2021 increased by $1,447 (March 31, 2020: $602). The total use of cash from operating activities in the three months ended March 31, 2021 was $2,922 (March 31, 2020: $1,616).

Investing Activities

During the three months ended March 31, 2021, the net cash provided by investing activities amounted to $1,647 (March 31, 2020: $470 net cash used). During the three months ended March 31, 2021, the Company received proceeds of $3,349 (March 31, 2020: $331) from the sale of certain equity securities originally acquired as part of its divestiture of non-core concessions in prior years. The Company expended $101 on its own account on the Juanicipio joint venture project during the quarter ended March 31, 2021 (March 31, 2020: $172). In the three months ended March 31, 2021, MAG expended $1,597 (March 31, 2020: $624) on its other exploration and evaluation properties and also purchased equipment totaling $4 (March 31, 2020: $5).

Subsequent to March 31, 2021, the Company advanced $23,716 to Minera Juanicipio representing 44% of a $53,900 cash call to fund process plant construction and further underground development of the Juanicipio property.

Financing Activities

In the three months ended March 31, 2021, no financing activities were undertaken (March 31, 2020: nil).

During the period ended March 31, 2021, 7,000 stock options were exercised for cash proceeds of $75 (March 31, 2020: 15,000 stock options exercised for cash proceeds of $106).

In the three months ended March 31, 2021, cash was used to pay a head office lease obligation of $23 (March 31, 2020: $16).

11.	FINANCIAL POSITION

The following table summarizes MAG’s financial position as at:

20

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2021 and 2020

(expressed in thousands of US dollars except as otherwise noted)

	March 31, 2021	December 31, 2020

Cash and cash equivalents	$92,844	$94,008
Other current assets	2,972	1,406
Total current assets	95,816	95,414
Investments	5,279	11,951
Investment in Juanicipio	202,874	202,570
Exploration and evaluation assets	14,375	12,472
Property and equipment	639	675
Total assets	$318,983	$323,082

Total current liabilities	893	901
Total non-current liabilities	6,688	5,513
Total liabilities	7,581	6,414
Total equity	311,402	316,668
Total liabilities and equity	$318,983	$323,082

Cash and cash equivalents totaled $92,844 as at March 31, 2021 compared to $94,008 at December 31, 2020. Other current assets as at March 31, 2021 included prepaid insurance and other prepaid expenses of $1,707 (December 31, 2020: $509) and accounts receivable of $1,265 (December 31, 2020: $897). The accounts receivable is comprised primarily of a receivable from Minera Juanicipio related to interest on MAG’s shareholder advances in 2020 (see ‘Related Party Transactions’ below).

Investments of $5,279 (December 31, 2020: $11,951) are comprised of equity securities held by MAG acquired primarily from its divestiture of non-core concessions in prior years. The decrease from the year ended December 31, 2020 is from the partial sale of some of the securities and an unrealized mark-to-market loss recorded in OCI on the remaining securities.

The Investment in Juanicipio balance increased marginally from December 31, 2020 to March 31, 2021 from $202,570 to $202,874 and reflects MAG’s ongoing investment in Minera Juanicipio as discussed above in ‘Investing Activities’ and ‘Investment in Juanicipio.’ Exploration and evaluation assets as at March 31, 2021 increased to $14,375 (December 31, 2020: $12,472) reflecting exploration expenditures incurred on the properties described above in ‘Exploration and Evaluation Assets.’

Property and equipment of $639 (December 31, 2020: $675) includes a right-of-use asset recognized under IFRS 16 and exploration camp and equipment.

Current liabilities as at March 31, 2021 amounted to $893 (December 31, 2020: $901) and are attributable to accrued exploration and administrative expenses and the current portion of the IFRS 16 lease obligations referred to above. Non-current liabilities as at March 31, 2021 of $6,688 (December 31, 2020: $5,513) include the non-current lease obligation of $362 (December 31, 2020: $383), $409 for a reclamation provision (December 31, 2020: $409) and a deferred income tax liability of $5,917 (December 31, 2020: $4,721), the latter resulting from temporary differences between the book and tax base of its Mexican non-monetary assets.

21

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2021 and 2020

(expressed in thousands of US dollars except as otherwise noted)

12.	LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2021, MAG had working capital of $94,923 (December 31, 2020: $94,513) including cash and cash equivalents of $92,844 (December 31, 2020: $94,008) and no long-term debt. As well, as at March 31, 2021, Minera Juanicipio had cash of $3,067 (MAG’s attributable 44% share $1,349). MAG is not currently receiving any dividends or cash flow from operations, and therefore the Company may require additional capital in the future to meet its future project and other related expenditures. Future liquidity may depend therefore upon the Company’s ability to arrange debt or additional equity financings.

Funding of the Juanicipio Project Capex

The initial capital expenditure requirements for the Juanicipio Project, as revised and announced by the joint venture shareholders on February 24, 2020 is estimated as of January 1, 2018 to be $440,000 (100% basis) including all mine development-related costs to be incurred prior to the envisaged commencement of commercial operations. Capital costs incurred after commercial production are assigned to sustaining capital and are projected to be paid out of operating cash-flows.

This initial capital expenditure estimate of $440,000 does not take into account the capital expenditures incurred since January 1, 2018 which total approximately $272,000 to March 31, 2021. MAG therefore estimates the remaining initial capital expenditures on a 100% basis for the Juanicipio Project to be approximately $168,000 (MAG’s 44% share being $73,920 as at March 31, 2021). This funding balance will be reduced by both existing cash held in Minera Juanicipio as at March 31, 2021 ($3,607 on a 100% basis), and by expected cash flows generated from mineralized material sold and processed through the Fresnillo processing plant at a targeted nominal rate of approximately 16,000 tonnes per month (see above ‘Underground Mine Production – Juanicipio Project’).

The COVID-19 pandemic has had a material impact on the global economy, the scale and duration of which remain uncertain. As noted above in COVID-19 – Juanicipio Project, according to Fresnillo the commissioning timetable was deferred a few months to Q4 2021 as some infrastructure contracts were delayed due to COVID-19 related restrictions as well as preventive measures put into place. The impact of possible other consequences of COVID-19 on the development of the mine cannot be fully assessed at this time. The COVID-19 virus outbreak and possible additional work stoppages or restrictions could result in additional medical and other costs, project delays, cost overruns, and operational restart costs. The total amount that the Company is required to finance in order to maintain its proportionate ownership in the project may increase from these and other consequences of the COVID-19 outbreak. The Company may need to raise additional capital in the future in order to meet its full share of initial capital required to develop the Juanicipio Project, and accordingly, future liquidity may depend upon its ability to arrange debt or additional equity financings.

The inability of MAG to fund its 44% share of cash calls would result in dilution of its ownership interest in Minera Juanicipio in accordance with the shareholders’ agreement.

Expected Use of Proceeds – Financings

In the Company’s June 29, 2020 Prospectus Supplement to a Short Form Base Shelf Prospectus, MAG established a $50,000 At the Market (“ATM”) Program and provided the expected use of net proceeds with respect to the offering as follows:

22

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2021 and 2020

(expressed in thousands of US dollars except as otherwise noted)

o	Development expenditures at the Juanicipio Project (2020-21) – up to $34,725 of net proceeds;
o	Exploration expenditures at the Juanicipio and other projects – up to $8,500; and,
o	Working capital and general corporate purposes – up to $5,000.

The ATM was completed on September 8, 2020 resulting in net proceeds of $48,625 and the Company is on track to spend the net proceeds in accordance with the use of proceeds outlined above. Subsequent to the quarter end (see ‘Subsequent Events’ below) the Company advanced $23,716 to Minera Juanicipio representing 44% of a $53,900 cash call to fund development expenditures at the Juanicipio property.

13.	CONTRACTUAL OBLIGATIONS

The following table discloses the contractual obligations of MAG and its subsidiaries as at March 31, 2021 for committed exploration work and other committed obligations.

		Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	Total	2021	2022-2023	2024-2025	2026 & over

Committed exploration expenditures	$-	$-	$-	$-	$-

Minera Juanicipio (1)&(2)	-	-	-	-	-

Consulting contract commitments	83	83	-	-	-
Total Obligations and Commitments	$83	$83	$-	$-	$-

1) Although MAG Silver makes cash advances to Minera Juanicipio as cash called by the operator Fresnillo (based on approved Minera Juanicipio budgets), they are not contractual obligations. MAG intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Minera Juanicipio.

(2) According to the operator, Fresnillo, contractual commitments for project development total $64,777 and purchase orders total $86,630 with respect to the Juanicipio Project on a 100% basis as at March 31, 2021.

The Company also has discretionary commitments for property option payments and exploration expenditures as outlined above in Exploration and Evaluation Assets. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances the projects, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the earn-in requirements.

MAG may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include an obligation to indemnify directors and officers of the Company for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company. The Company has a comprehensive director and officers’ liability insurance policy that could mitigate such costs if incurred.

14.	SHARE CAPITAL INFORMATION

23

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2021 and 2020

(expressed in thousands of US dollars except as otherwise noted)

MAG Silver’s authorized capital consists of an unlimited number of common shares without par value. As at May 17, 2021, the following common shares, stock options, RSUs, PSUs and DSUs were outstanding:

	Number of	Exercise Price or	Remaining
	Shares	Conversion Ratio	Life
Capital Stock	94,839,944	n/a	n/a
Stock Options	1,027,180	$12.75 - $23.53	.6 to 4.6 years
Performance Share Units(“PSUs”) (1)	249,276	1:1	.5 to 4.5 years
Restricted Share Units(“RSUs”)	52,396	1:1	2.9 to 4.6 years
Deferred Share Units (“DSUs”) (2)	583,697	1:1	n/a (2)
Fully Diluted	96,752,493

(1) Includes 87,664 PSU grants where vesting is subject to a market price performance factor, each measured over a three-year performance period which will result in a PSU vesting range from 0% (nil PSUs) to 200% (175,328 PSUs) and 48,918 PSU grants where vesting is also subject to market price performance factor, measured over a three-year performance period with PSU vesting target range from 50% (24,459 PSUs) to 150% (73,377 PSUs).

(2) To be share settled, but no common shares are to be issued in respect of a participant in the DSU Plan prior to such eligible participant’s termination date.

15.	OTHER ITEMS

The Company is not aware of any undisclosed liabilities or legal actions against MAG and MAG has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated efforts to regain surface access with the local ejido.

The Company is not aware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

Value Added Tax (“VAT”) also known as “IVA”

In Mexico, VAT is charged on the sale of goods, rendering of services, lease of goods and importation of the majority of goods and services at a rate of 16%. Proprietors selling goods or services must collect VAT on behalf of the government. Goods or services purchased incur a credit for VAT paid. The resulting net VAT is then remitted to, or collected from, the Government of Mexico through a formalized filing process.

The Company has traditionally held a VAT receivable balance due to the expenditures it incurs whereby VAT is paid to the vendor or service provider. Collections of these receivables from the Government of Mexico often take months and sometimes years to recover, but MAG has to date been able to recover all of its VAT paid. Minera Juanicipio also holds a VAT receivable balance, and the collections of these receivables, if not recovered on a timely basis, can be credited against VAT payable as Minera Juanicipio becomes a producing mine.

16.	TREND INFORMATION

24

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2021 and 2020

(expressed in thousands of US dollars except as otherwise noted)

As both the price and market for silver are volatile and difficult to predict, a significant decrease in the silver price and to a lesser extent gold, zinc and lead prices, could have an adverse material impact on the Company’s operations and market value.

The nature of MAG’s business is demanding of capital for property acquisition costs, exploration commitments, development and holding costs. MAG Silver’s liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. In addition, access to capital to fund exploration and development companies is at times challenging in public markets, which could limit the Company’s ability to meet its objectives.

Surface rights in Mexico are often owned by local communities or “ejidos” and there has been a trend in Mexico of increasing ejido challenges to existing surface right usage agreements. The Company has already been impacted by this trend at its Cinco de Mayo Project. Any further challenge to the access to any of the properties in which MAG has an interest may have a negative impact on the Company, as the Company may incur delays and expenses in defending such challenge and, if the challenge is successful, the Company’s interest in a property could be materially adversely affected.

Apart from these and the risks referenced below in “Risks and Uncertainties,” management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Company’s business, financial condition or results of operations.

17.	RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors are directed to carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent AIF dated March 31, 2021 available on SEDAR at www.sedar.com and www.sec.gov and incorporated by reference herein.

The volatile global economic environment has created market uncertainty and volatility in recent years. The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully. These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general. The Company will consider its business plans and options carefully going forward.

The Company examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk (see Note 11 in the unaudited condensed interim consolidated financial statements of the Company as at March 31, 2021). In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Canadian dollars or Mexican Pesos. The Company also has cash and other monetary assets and liabilities denominated in Canadian dollars and Mexican Pesos. As a result, the Company is subject to foreign exchange risk on these currencies from fluctuations in foreign exchange rates.

25

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2021 and 2020

(expressed in thousands of US dollars except as otherwise noted)

In addition, there is increasing environmental regulation as a result of public concern over climate change. The Company may have increased costs associated with the compliance of these regulations and a failure to comply may have a material adverse impact on the Company’s performance.

Juanicipio Development Decision

The actual scope, design and operating results of the Juanicipio Project may differ from the scope, design and results envisaged in the 2017 PEA. While the results of the 2017 PEA are promising, by definition a Preliminary Economic Assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and there is no certainty that Mineral Resources will ever become Mineral Reserves. There can therefore be no certainty that the results in the 2017 PEA will be realized. In addition, the 2017 PEA was commissioned independently by MAG, and not by Minera Juanicipio. Fresnillo is the project operator and the actual development plan and timeline may be materially different. As a result, there are additional risks as to the extent of capital and operating costs, mineral recovery and financial viability of the project.

Cyber Security

The Company’s operations depend, in part, on the efficient operation and management of the Company’s information technology and operational systems in a secure manner that minimizes cyber risks. A breach of the Company’s systems could have a material adverse impact on the Company, its operations and reputation.

There has been an increase in cyber security incidents globally over the past several years and this trend is expected to continue and intensify as global reliance on technology continues to increase. The Company has programs and strategies designed to mitigate the risk of cyber-attacks and to allow the Company to recover from cyber security incidents as rapidly as possible. The Company monitors, assesses and works to improve the effectiveness of its technology programs and strategies, taking into account best industry practices. To date, the Company has not experienced any known material losses relating to cyber-attacks or other data/information security breaches.

The Company has policies and programs in place to manage cyber risks; these programs are subject to oversight by management and the Board. The Company’s current cyber programs primarily focus on the following:

•	protecting the Company’s assets from cyber-attacks and safeguarding sensitive information;
•	improving cyber security protection, detection, incident response and recovery capabilities to minimize impact of adverse cyber events;
•	adopting practices to reduce third-party cyber security risks;
•	ongoing cyber security awareness in the workforce and the annual distribution of an information technology security policy; and
•	embedding security by design across the Company to proactively assess and manage cyber risk.

There is no assurance that the Company’s policies and programs will be sufficient to eliminate the risk of cyber-attack nor to protect the Company’s assets or operations.

Fresnillo, the operator of the Juanicipio Project, has disclosed the following risks with respect to its, and its affiliates’ cyber security and privacy: risks relating to (i) corruption of data; (ii) unauthorized access; (iii) breach and data theft, (iv) business disruption; (v) lack of cyber security ownership; (vi) non-compliance with regulations; (vii) health and safety incidents; and (viii) halt or loss of operations. Fresnillo has indicated that it has a security management model designed with defensive structural controls to prevent and mitigate the effects of computer risks; that its systems are regularly audited to identify any potential threats to the operations and additional systems; that it has implemented a training and awareness program; and it has made investments in IT security platforms.

26

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2021 and 2020

(expressed in thousands of US dollars except as otherwise noted)

There is no assurance that the Fresnillo’s cyber security risk mitigation strategies will be sufficient to eliminate the risk of cyber-attack nor to protect the assets, personnel or operations of Minera Juanicipio or the Juanicipio Project. A breach of Fresnillo’s systems could have a material adverse impact on the Company to the extent that such breach adversely impacts the Company’s interest in Minera Juanicipio or the Juanicipio Project.

Virus outbreaks may create instability in world markets and may affect the Company’s business.

MAG’s operations and the operations it has an interest in are subject to the risk of emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, including COVID-19. The current outbreak of COVID-19 that was first reported in Wuhan, China on December 31, 2019, and any future emergence and spread of similar pathogens, could have an adverse impact on global economic conditions which may adversely impact the Company’s operations, and the operations of the Company’s suppliers, contractors and service providers and may negatively impact future fiscal periods in the event of prolonged disruptions associated with the outbreak. The Chinese market is a significant source of global demand for commodities, including silver, gold and other metals. A sustained slowdown in China’s growth or demand, or a significant slowdown in other markets, in either case, that is not offset by reduced supply or increased demand from other regions could have an adverse effect on the price and/or demand for the Company’s products. COVID-19 and efforts to contain it, including restrictions on travel and other advisories issued may have a significant effect on metal prices and demand in China and other markets and potentially broader impacts on the global economy.

In response to the COVID-19 virus outbreak, in April 2020 the Federal Government of Mexico issued an administrative order for the temporary suspension of all “non-essential activities” until May 30, 2020 as part of its nationwide effort to slow the spread of the COVID-19 virus. The Juanicipio Project operator, Fresnillo, was in regular consultation with Mexican Government officials to ensure Minera Juanicipio’s compliance with the order. Fresnillo advised the Company that while the order was in effect, underground development continued under government mandated hygiene protocols, surface construction work was reduced and surface-based drilling was temporarily halted. Although all work resumed in June 2020, Fresnillo, as operator, reported in the first quarter of 2021 that commissioning of the Juanicipio processing plant is expected to commence in Q4 2021, a few months later than previously reported as some infrastructure contracts were delayed due to COVID-19 and COVID-19-related preventive measures implemented at site. Any further COVID-19 related delays could have a material adverse impact on the Company as it could result in delays in the development timeline and increased costs. The impact of this pandemic could include significant COVID-19 specific costs, volatility in the prices for silver and other metals, further restrictions or temporary closures, additional travel restraints, other supply chain disruptions and workforce and contractor interruptions, including possible loss of life. Depending on the duration and extent of the impact of COVID-19, this could materially impact the Company’s financial performance, cash flows and financial position, and could result in material impairment charges to the Company’s assets. The total amount that the Company is required to finance in order to maintain its proportionate ownership in the project may increase from these and other consequences of the COVID-19 outbreak.

27

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2021 and 2020

(expressed in thousands of US dollars except as otherwise noted)

18.	OFF-BALANCE SHEET ARRANGEMENTS

MAG Silver has no off-balance sheet arrangements.

19.	RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX. In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the acquisition of the Juanicipio Project.

During the period, the Company incurred expenses with Cascabel and IMDEX as follows:
	March 31,	March 31,
	2021	2020

Fees related to Dr. Megaw:
Exploration and marketing services	$73	$72
Travel and expenses	3	8
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	13	14
Field exploration services	40	41
	$129	$135

All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. A portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at March 31, 2021 is $64 related to these services (March 31, 2020: $88).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The Company holds various mineral property claims in Mexico upon which full impairments have been recognized. The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

28

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2021 and 2020

(expressed in thousands of US dollars except as otherwise noted)

Significant subsidiaries of the Company are as follows:

Name	Country of Incorporation	Principal	MAG's effective interest
		Project	2021 (%)	2020 (%)
Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio (44%)	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo and 44% by the Company through Minera Los Lagartos, S.A. de C.V. Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 10.3% of the common shares of the Company as at March 31, 2021, as publicly reported. Minera Juanicipio is governed by a shareholders’ agreement. All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

In 2020, Fresnillo and the Company advanced $144,800 as shareholder loans (MAG’s 44% share $63,712) to Minera Juanicipio, bearing interest at Libor + 2%. The interest accrued within Minera Juanicipio was capitalized to ‘Mineral Interests, plant and equipment’ and the interest recorded by the Company on the loan totaling $967 was credited to the Investment in Juanicipio account as an eliminating related party entry. The loans mature on June 24, 2021.

During the period, compensation of key management personnel (including directors) was as follows:
	March 31,	March 31,
	2021	2020
Salaries and other short term employee benefits	$286	$285
Share based payments	741	254
	$1,027	$539

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

20.	CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include: (i) estimates of the recoverable amount and any impairment of exploration and evaluation assets, investment in associates and mine development costs; (ii) recovery of receivable balances including value added taxes; (iii) estimates of mineral stockpile inventory valuations; (iv) recording revenue based on estimated metal quantities based on assay data and on a provisional price which will be trued up for price and quantity in a later period; (v) provisions including closure and reclamation; (vi) share based payment expense; and (vii) income tax provisions. Actual results may differ from those estimated. Please refer to Note 2 of the Company’s unaudited condensed interim consolidated financial statements as at March 31, 2021 for a description of all of the significant accounting policies.

29

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2021 and 2020

(expressed in thousands of US dollars except as otherwise noted)

(i) Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties (“exploration and evaluation” assets). When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews and assesses when events or changes in circumstances indicate the carrying values of its properties may exceed their estimated net recoverable amount, and a provision is made for any impairment in value. IFRS also requires the reversal of impairments if conditions that gave rise to those impairments no longer exist.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

(ii) The Company and Juanicipio incur indirect taxes, including value-added tax, on purchases of goods and services at its development and exploration projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

(iii) Juanicipio has finished goods, in-circuit inventory and stockpiles that are valued at the lower of costs and net realizable value. The assumptions used in the valuation of inventories include estimates of the amount of recoverable metal in the stockpile and an assumption of the metal prices expected to be realized when the metal is recovered. If these estimates or assumptions prove to be inaccurate, Juanicipio and the Company could be required to write-down the recorded value of its stockpile, work-in process inventories and finished metal inventory, which would reduce earnings and working capital.

(iv) Sales recorded in Minera Juanicipio, which are reflected as a component in the Company’s equity pick-up in its Investment in Juanicipio, are based on estimated metal quantities reflecting assay data and on a provisional prices which will be trued up for actual price and quantity in a later period.

(v) Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the production life of the asset.

(vi) Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting. Under this method, the Company is required to recognize a charge to the statement of loss based on an option-pricing model based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, an annual risk free interest rate, forfeiture rates, and expected lives of the options. The fair value of performance share units awarded with market price conditions is determined using a risk-neutral asset pricing model, based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, a risk free interest rate, and correlated stock returns.

30

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2021 and 2020

(expressed in thousands of US dollars except as otherwise noted)

(vii) The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records only those deferred tax assets that it believes will be probable, that sufficient future taxable profit will be available to recover those assets.

21.	CHANGES IN ACCOUNTING STANDARDS

The accounting policies applied in the preparation of the Unaudited Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2021 are consistent with those applied and disclosed in the Company’s consolidated audited financial statements for the year ended December 31, 2020.

22.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

MAG Silver maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in the reports that it is required to file or submit under applicable securities laws is recorded, processed, summarized and reported in the manner specified by such laws. The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company’s disclosure controls and procedures as of March 31, 2021 through inquiry and review, as well as by drawing upon their own relevant experience. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as at March 31, 2021.

Internal Control Over Financial Reporting

MAG Silver also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with IFRS. The Company retains a third-party specialist annually to assist in the assessment of its internal control procedures. The Board of Directors approves the financial statements and MD&A before they are publicly filed and ensures that management discharges its financial responsibilities. The unaudited condensed interim consolidated financial statements and MD&A for the three months ended March 31, 2021 were approved by the Board on May 12, 2021. The Board’s review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors. The Audit Committee meets periodically with management and auditors to review financial reporting and control matters.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company’s internal control over financial reporting as of March 31, 2021 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and have concluded that the Company’s internal control over financial reporting is effective.

31

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2021 and 2020

(expressed in thousands of US dollars except as otherwise noted)

There have been no changes in internal controls over financial reporting during the three months ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, MAG’s internal control over financial reporting.

23.	SUBSEQUENT EVENT

Subsequent to March 31, 2021, the Company advanced $23,716 to Minera Juanicipio representing 44% of a $53,900 cash call to fund process plant construction and further underground development of the Juanicipio property.

24.	ADDITIONAL INFORMATION

Additional information on the Company is available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

32